82-1209

GGL Diamond Corp.

03022322

SUPPL

03 APR 21 AM 7:21

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

April 16, 2003

SYMBOL: GGL.TSX Venture

GGL Diamond Corp. Prepares to Drill on its 100% owned Seahorse Property

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) announces that during the recent program of ground geophysical surveys conducted by and on behalf of the Company, an anomaly was confirmed on the Seahorse Property in Horseshoe Lake. The Diavik Diamond Mine is 50km easterly from Horseshoe Lake. The area had been selected for ground geophysics on the basis of EM response from an airborne survey conducted for the Company by Fugro Airborne Surveys.

Aurora Geosciences Ltd. conducted a gravity and horizontal loop electromagnetic survey and recorded a large, roughly circular, gravity low entirely under Horseshoe Lake that is approximately 650m x 650m with a strength of 335uGal., a moderate gravity target. A weak conductor was recorded which roughly correlates with the southern portion of the gravity anomaly.

The Company engaged R. Sheldrake, a geophysicist, to examine and model the gravity data. He concluded that the causative body may be up to or greater than three hectares in size, and although a deep hole filled with lake sediment cannot be ruled out, it would not be unreasonable for the gravity response to reflect a kimberlite pipe.

Today the Company was informed that a drill is in the area and available now. This represents a significant cost saving to the Company and we are proceeding to drill the gravity anomaly as soon as possible.

It should be noted that as a test, a gravity survey was completed over one of the three kimberlites drilled at the Seahorse Property last year and a 220uGal oblong gravity low was recorded over this land based kimberlite.

De Beers has notified the Company of the results of drilling the Bone Claim magnetic anomaly

Kimberlite was not encountered in the drill hole, drilled to 106 metres at minus 45 degrees. The bedrock encountered was competent fine-grained metasediments. The material from 4m to 74m consisted of metasediment with increasing quartz veining at depth and associated pyrrhotite sulphides mineralization. At 74m depth a 0.30m brecciated zone of quartz vein material and semi-massive pyrrhotite was encountered that was moderate to strongly magnetic. Beyond this narrow zone to the end of the hole at a depth of 106m the material continued to be metasediments without quartz veining or sulphide mineralization. The cause of the anomaly has been explained by these results.

GGL Diamond Corp. will assay the mineralized portion of the core for possible precious metal content.

GGL DIAMOND CORP.



Raymond A. Hrkac
President



PROCESSED
JUN 11 2003
THOMSON FINANCIAL

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.